SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Robbins & Myers, Inc.

(Name of Subject Company (Issuer))

Robbins & Myers, Inc.

(Name of Filing Person (Offeror))

6.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003 (Title of Class of Securities)	770196AA1001 (CUSIP Number of Class of Securities)

Kevin J. Brown

Vice President and Chief Financial Officer
Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, Ohio 45423
(937) 225-3317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Joseph M. Rigot

Thompson Hine LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402
(937) 443-6586

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$40,000,000	$3,680.00***

*	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $40,000,000 in principal amount of the 6.5% Convertible Subordinated Notes due 2003 (the “Existing Notes”) that are subject to the Exchange Offer. The value of the Existing Notes is based on the only recorded sale of the Existing Notes on the New York Stock Exchange on December 31, 2002, which was $100.00.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated at the rate of $92.00 per million.
***	Previously paid.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,680.00
Filing Party:	Robbins & Myers, Inc.
Form or Registration No.:	Schedule TO
Date Filed:	January 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) filed by Robbins & Myers, Inc., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to issue 8.0% Convertible Subordinated Notes due 2008 in the principal amount of $40,000,000 in exchange for an equal principal amount of 6.5% Convertible Subordinated Notes due 2003, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 8, 2003 (the “Offering Circular”), and in the related Letter of Transmittal, copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. The following amendments are incorporated by reference in response to all of the items of the Statement.

The section of the Offering Circular entitled “Summary Term Sheet — What are the conditions to the Exchange Offer?” is amended to read in its entirety as follows:

•	What are the conditions to the Exchange Offer?

The Exchange Offer is conditioned on the tender of at least $20,000,000 in principal amount of the Existing Notes. The Exchange Offer is subject to a number of other conditions. If any of the conditions to the Exchange Offer are not satisfied, we will not be obligated to accept any tendered Existing Notes for exchange. However, we reserve the right to waive any of the conditions to the Exchange Offer. For more information regarding the conditions to the Exchange Offer, see the section of this Offering Circular entitled “The Exchange Offer — Conditions to the Exchange Offer.”

The first paragraph of the section of the Offering Circular entitled “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Existing Notes” is amended to read in its entirety as follows:

This Offering Circular and the enclosed Letter of Transmittal constitute an offer to exchange for each Existing Note a New Note of a principal amount equal to the principal amount of such Existing Note, subject to the terms and conditions described in this Offering Circular. This Exchange Offer is being extended to all holders of the Existing Notes. This Offering Circular and the enclosed Letter of Transmittal are first being sent on or about the date of this Offering Circular, to all holders of Existing Notes known to us. Subject to the conditions listed below, we will accept for exchange up to $40,000,000 in principal amount of Existing Notes which are properly tendered on or prior to the expiration date of the Exchange Offer and not withdrawn. The Exchange Offer will expire at 12:00 midnight, Eastern time, on Friday, February 7, 2003. In our sole discretion, we may extend the period of time during which the Exchange Offer is open. Our obligation to accept Existing Notes for exchange in the Exchange Offer is subject to the conditions listed below in the section entitled “Conditions to the Exchange Offer.”

The third paragraph of the section of the Offering Circular entitled “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Existing Notes” is amended to read in its entirety as follows:

The Exchange Offer is conditioned on, among other things, there being validly tendered in accordance with the terms of the Exchange Offer and not properly withdrawn prior to the expiration date at least $20,000,000 in principal amount of the Existing Notes. The Exchange Offer is also subject to a number of other conditions described below in the section entitled “Conditions to the Exchange Offer.” Subject to applicable securities laws and the terms set forth in this Offering Circular, we reserve the right to waive any and all conditions to the Exchange Offer, to extend the Exchange Offer, and otherwise to amend the Exchange Offer in any respect.

The first paragraph of the section of the Offering Circular entitled “The Exchange Offer — Acceptance of Existing Notes for Exchange; Delivery of New Notes” is amended to read in its entirety as follows:

Upon satisfaction or waiver of all of the conditions to the Exchange Offer, we will accept, promptly after the expiration date of the Exchange Offer, Existing Notes up to a maximum of $40,000,000 in principal amount that are properly tendered and not withdrawn and will issue the New Notes promptly after acceptance of the Existing Notes. For purposes of the Exchange Offer, we will be deemed to have accepted properly tendered Existing Notes for exchange when, as and if we have given oral or written notice of acceptance to the Exchange Agent, with written confirmation of any oral notice to be given promptly after any oral notice.

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The second and third paragraphs in the section of the Offering Circular entitled “The Exchange Offer — Conditions to the Exchange Offer” are amended to read in their entirety as follows:

Notwithstanding any other provision of the Exchange Offer, we will not be required to accept any Existing Notes for exchange or to issue any New Notes in exchange for Existing Notes, and we may terminate or amend the Exchange Offer if, at any time before the expiration of the Exchange Offer, any of the following events occurs:

•	the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

•	an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the Exchange Offer;

•	any material adverse development occurs in any existing legal action or proceeding against or involving us;

•	we do not receive any governmental approval we deem necessary for the completion of the Exchange Offer; or

•	the indenture for the New Notes has not been qualified under the Trust Indenture Act of 1939.

These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time in our sole discretion, including without limitation the condition that at least $20,000,000 in principal amount of the Existing Notes be validly tendered and not withdrawn. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time prior to the expiration of the Exchange Offer.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBBINS & MYERS, INC.

By:	/s/ GERALD L. CONNELLY

Gerald L. Connelly
President and Chief Executive Officer

Dated: January 22, 2003

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